Exhibit (a)(5)(ii)

Yellow Roadway Corporation

10990 Roe Avenue

Overland Park, KS 66211

Phone 913 696 6100 Fax 913 696 6116

N E W S    R E L E A S E

January 3, 2005

Yellow Roadway Completes Exchange Offers for

its Contingent Convertible Senior Notes due 2023

OVERLAND PARK, KAN. — Yellow Roadway Corporation (NASDAQ: YELL) today announced that on December 31, 2004, it completed the previously announced offers pursuant to which holders of its 5.0% Contingent Convertible Senior Notes due 2023 and 3.375% Contingent Convertible Senior Notes due 2023 (collectively, the “Existing Notes”) could exchange their Existing Notes for an equal amount of the company’s new 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 and 3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (collectively, the “New Notes”), respectively. The exchange offers expired at 12:01 a.m., New York City time, on December 29, 2004.

$247.65 million aggregate principal amount of the $250 million of 5.0% Contingent Convertible Senior Notes due 2023 outstanding and $144.62 million aggregate principal amount of the $150 million of 3.375% Contingent Convertible Senior Notes due 2023 outstanding, representing 99.06 percent and 96.41 percent, respectively, of the original issues, were validly and timely tendered in exchange for an equal principal amount of the New Notes. All Existing Notes that were properly tendered were accepted for exchange. The New Notes contain a net share settlement feature that, upon conversion, provides for the principal amount of the New Notes to be settled in cash and the excess value to be settled in common stock, as well as an additional change in control feature. The exchange offers were made pursuant to the company’s prospectus dated December 17, 2004, which includes full details of the terms and conditions of the exchange offers.

Credit Suisse First Boston acted as dealer manager and Morrow & Co., Inc. was the information agent for the exchange offers.

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This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Yellow Roadway Corporation is one of the largest transportation service providers in the world. Through its subsidiaries including Yellow Transportation, Roadway Express, New Penn Motor Express, Reimer Express, Meridian IQ and Yellow Roadway Technologies, Yellow Roadway provides a wide range of asset and non-asset-based transportation services integrated by technology. The portfolio of brands provided through Yellow Roadway Corporation subsidiaries represents a comprehensive array of services for the shipment of industrial, commercial and retail goods domestically and internationally. Headquartered in Overland Park, Kansas, Yellow Roadway Corporation employs over 50,000 people.

Investor Contact:	Stephen Bruffett	Media Contact:	Suzanne Dawson
	Yellow Roadway Corporation		Linden Alschuler & Kaplan
	913.696.6108		212.329.1420
	steve.bruffett@yellowroadway.com		sdawson@lakpr.com